                              FIRST FEDERAL BANK
                           EMPLOYEE INVESTMENT PLAN




                       FINANCIAL STATEMENTS AND SCHEDULES


                        DECEMBER 31, 1994, 1993 and 1992

                   (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                     SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549

                                FORM 11-K



     [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED).


For the fiscal year ended December 31, 1994

                                    OR

     [X] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).


Commission file number 0-15312


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                  First Federal Bank Employee Investment Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         Webster Financial Corporation
                              First Federal Plaza
                              Waterbury, CT 06720

                              FIRST FEDERAL BANK
                            EMPLOYEE INVESTMENT PLAN


                                   FORM 11-K
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994








                                     INDEX




   Independent Auditors' Report .................................... 1

   Statements of Net Assets Available for Benefits.................. 2

   Statements of Changes in Net Assets Available for Benefits....... 3

   Notes to Financial Statements ................................... 4-7

   Schedule 1 - Item 27a - Schedule of Assets Held for Investment
     Purposes ...................................................... 8

   Schedule 2 - Item 27d - Schedule of Reportable Transactions...... 9

   Signatures ...................................................... 10

   Independent Auditor's Consent.................................... Exhibit 24



Note: The following schedules, as required by Section 103(c)(5) of the Employees
      Retirement Income Securities Act, are not applicable:

      Item 27a -Schedule of assets held for investment purposes which were both acquired and disposed of within the plan year,
      Item 27b -Schedule  of loans or  fixed  income  obligations,
      Item 27c -Schedule of leases in default or classified as uncollectible,
      Item 27e -Schedule of non-exempt transactions.

KPMG Peat Marwick LLP

CityPlace II
Hartford, CT 06103-4103





                          Independent Auditors' Report
                          ----------------------------

The Board of Directors
First Federal Bank:

We have audited the accompanying statements of net assets available for benefits of the First Federal Bank Employee Investment Plan as of December 31, 1994 and 1993 and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the First Federal Bank Employee Investment Plan, as of December 31, 1994 and 1993 and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG PEAT MARWICK LLP

June 30, 1995

                          FIRST FEDERAL BANK
                       EMPLOYEE INVESTMENT PLAN

            Statements of Net Assets Available for Benefits
                      DECEMBER 31, 1994 AND 1993



                                                 1994              1993
                                             --------           -------
ASSETS
- ------
        Investments (Note 3)               $6,314,294        $3,144,430
        Loans to Participants                 158,371            64,107
        Receivables                           149,814            61,475
        Cash                                    1,064               332
                                            ---------         ---------

        Total Assets                       $6,623,543        $3,270,344
                                            =========         =========



        Net Assets Available for
          Benefit                          $6,623,543        $3,270,344
                                           ==========       ===========









See accompanying notes to financial statements.

                             FIRST FEDERAL BANK
                          EMPLOYEE INVESTMENT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                   YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992



                                           1994        1993         1992
                                        ----------- -----------  --------

ASSETS
- ------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
- -------------------------------------
Investment Income:
  Net (Depreciation) Appreciation in
    Fair Value of Investments           $ (509,273) $  380,075   $ 370,924
  Interest and Dividends                   400,996     116,867      92,075

Contributions:
  Participants'                            897,642     530,128     243,799
  Employers'                               238,039     140,919     102,945
  Transfer from Bristol Savings Plan     2,938,437           -           -
                                        ----------   ---------   ---------
      Total Additions                    3,965,841   1,167,989     809,743
                                          --------   ---------   ---------


DEDUCTIONS
- ----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
- ----------------------------------------
  Benefits Paid to Participants            612,217    220,864     184,929
  Miscellaneous Expenses                       425          -       1,306
                                           -------  ---------    --------

     Total Deductions                      612,642    220,864     186,235
                                          --------  ---------    --------

     Net Increase                        3,353,199    947,125     623,508


NET ASSETS AVAILABLE FOR BENEFITS:
- ---------------------------------
     Beginning of Year                   3,270,344  2,323,219   1,699,711
                                          --------  ---------    ---------

     End of Year                        $6,623,543 $3,270,344  $2,323,219
                                          ========  =========    =========







See accompanying notes to financial statements.

                             FIRST FEDERAL BANK
                          EMPLOYEE INVESTMENT PLAN

                        NOTES TO FINANCIAL STATEMENTS
                      DECEMBER 31, 1994, 1993 and 1992


1.   DESCRIPTION OF THE PLAN

     The following brief description of the First Federal Bank Employee Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a)  General

     The Plan is a qualified profit-sharing plan under Section 401(k) covering all First Federal Bank (the "Bank") employees who have attained age 21 and completed one year of service (at least 1,000 hours of service). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan was adopted by the Board of Directors of the Bank, effective as of October 1, 1984.

     On March 3, 1994, Webster Financial Corporation, the parent of First Federal Bank acquired Bristol Savings Bank. Effective May 1, 1994 the Bristol Savings Bank Employee Investment Plan was merged with the First Federal Bank Employee Investment Plan. Bristol's employees are eligible to participate in the Plan under the same provisions as any new employee.

     (b)  Contributions

     Employees may make salary deferral contributions not in excess of 10% of the participant's compensation in each payroll period. The amount of salary deferral is limited to $9,240 and $8,994 in each calendar year for 1994 and 1993, respectively. Participants may contribute not in excess of 10% of compensation to the Plan on a before-tax basis. The employer contributes an amount equal to 50% of the first 6% of the compensation portion of salary deferral contributions. The investment alternatives are summarized below:

               Ready Asset:                This fund invests in short-term money
                                           market instruments.

               Corporate Bond Fund:        This fund invests primarily in long-
                                           term corporate bonds rated A or
                                           better.

               Federal  Securities  Trust: This fund  invests  primarily  in US
                                           Treasury Securities and Securities
                                           Guaranteed by the United States.

               Basic Value Fund:           This fund's assets are primarily
                                           invested in diversified equities.

               Webster Stock:              This fund invests in the Common Stock
                                           of Webster Financial Corporation.

                               FIRST FEDERAL BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 and 1992



     (c)  Vesting

     All  amounts   contributed   to  the  401(k)  Plan  are  fully  vested  and
nonforfeitable at all times.

     (d)  Payment of Benefits

     In the event of death, while actively employed, accounts become 100% vested and benefits are automatically paid in a form chosen by the beneficiary. In the event of termination of employment, the participant is always 100% vested in all accounts. Distribution may be made in lump sum, installments, annuities, or a combination of same at the election of participant at any time after termination of employment.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following are the significant accounting policies followed by the Plan:

     (a)  Basis of Accounting

     The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

     (b)  Valuation of Assets

     Investments are stated at fair market values. Loans to participants are stated at amortized cost.

     (c)  Expenses

     There were expenses incurred in 1994 totaling $425. There were no plan expenses incurred in 1993. Trustees' fees and other administrative expenses are paid by the Bank.

     (d)  Loans to Participants

     Employees have the ability to borrow up to 50% of their account balances, not to exceed $50,000. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with the prevailing rate of the Bank's consumer loans.

                              FIRST FEDERAL BANK
                           EMPLOYEE INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 1994, 1993 and 1992




                                 3. INVESTMENTS

     The Plan's assets are invested in mutual funds administered by Merrill Lynch. Plan participants have the ability to direct their account balances to several Merrill Lynch mutual funds or Webster Financial Corporation Common Stock. The funds include the Ready Asset, Corporate Bond, Federal Securities Trust, and Basic Value. A detail of individual investments that represent 5 percent or more of the plan's net assets available for benefits is represented in the following table. Activity in the investments during 1994 and 1993 was as follows:

                               FIRST FEDERAL BANK
                            EMPLOYEE INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1994 AND 1993



                                                                      Federal
                                Institute    Ready       Corporate   Securities     Basic       Webster
   1994 Fund Activity             Fund    Asset Fund       Bond        Trust        Value        Stock
- -------------------------       --------  ----------    ---------   ----------     -------      -------
Balance at Beg. Year            $    --  $   538,667  $   395,566  $   395,172   $ 311,360   $ 1,503,665
Interest & Dividends,
 Net of Expenses                 70,469          --        67,421       45,106     148,185        58,807
Contributions                        --      198,060      194,675      142,403     318,955           --
Gains (Losses), Net             (70,469)      44,387      (78,504)     (50,113)     20,016      (373,240)
Benefits Paid to
 Participants                        --     (185,325)     (79,301)     (50,828)   (259,675)      (21,317)
Transfers from Other
 Association                         --      924,607      450,958          --    1,407,934            --
Transfers, Net                       --      (51,322)     (72,156)     (25,599)     91,942       300,035
                             -----------   -----------  -----------  ----------  ----------   -----------

Balance at 12/31/94                  --  $ 1,469,074   $  878,659   $  456,141 $ 2,038,717   $ 1,467,950
                               =========   =========     ========     =========  =========     =========

[TABLE CONTINUED]


                              Ret Sys      Total         Loan       Webster
  1994 Fund Activity          Grp Stk    Investments     Fund      Liquidity         Total
- -------------------------    ----------  -----------  ---------   ----------      --------
Balance at Beg. Year        $      --    $ 3,144,430 $  64,107     $     332     $ 3,208,869
Interest & Dividends,
 Net of Expenses                   --        389,988    10,961            47         400,996
Contributions                      --        854,093        --       192,785       1,046,878
Gains (Losses), Net             1,121       (506,802)  (10,961)        8,490        (509,273)
Benefits Paid to
 Participants                    (622)      (597,068)  (15,033)         (116)       (612,217)
Transfers from Other
 Association                    3,254      2,786,753   151,684            --       2,938,437
Transfers, Net                     --        242,900   (42,387)     (200,513)              -
                              -------     ----------   --------     ---------     -----------


Balance at 12/31/94        $    3,753    $ 6,314,294 $ 158,371     $   1,025     $ 6,473,690
                             =========     =========   ========     ========       =========

                                                                              Federal
                                 Institute      Ready         Corporate      Securities         Basic         Webster
   1993 Fund Activity             Fund        Asset Fund         Bond          Trust            Value          Stock
 -------------------------       --------    ----------       ---------      ----------        -------        -------
Balance at Beginning of
 Year, after Allocations     $      --      $    494,755    $   194,448    $    322,865    $    206,212    $  1,014,356
Interest & Dividends,
 Net of Expenses                 25,095            --            31,300          17,434          15,076          22,275
Contributions, Net of
 Receivables                       --           165,308         151,837         126,986         101,271            --
Gains and (Losses), Net         (25,095)         17,275          (2,591)          5,984          34,056         338,298
Benefits Paid, Net of
 Amount Due                        --           (37,155)        (15,204)        (36,885)        (22,149)        (94,960)
Transfers, Net                     --          (101,516)         35,776         (41,212)        (23,106)        223,696
                           ------------    ------------    ------------    ------------    ------------    ------------


Balance at 12/31/93                --      $    538,667    $    395,566    $    395,172    $    311,360    $  1,503,665
                           ============    ============    ============    ============    ============    ============


[TABLE CONTINUED]


                                        Total            Loan           Webster
   1993 Fund Activity                 Investments         Fund          Liquidity         Total
 -------------------------             -----------      ---------      -----------       -------
Balance at Beginning of
 Year, after Allocations           $  2,232,636    $     48,694    $        183    $  2,281,513
Interest & Dividends,
 Net of Expenses                        111,180           5,686            --           116,867

Contributions, Net of
 Receivables                            545,402            --           105,877         651,279
Gains and (Losses), Net                 367,926         (4,897)          17,046         380,075
Benefits Paid, Net of
 Amount Due                           (206,352)        (14,444)            (68)        (220,864)
Transfers, Net                          93,638          29,068        (122,706)
                                   ------------    ------------    ------------     ------------


Balance at 12/31/93               $  3,144,430    $     64,107    $        332      $  3,208,870
                                  ============    ============    ============      ============

                           FIRST FEDERAL BANK
                        EMPLOYEE INVESTMENT PLAN


                      NOTES TO FINANCIAL STATEMENTS
                    DECEMBER 31, 1994, 1993 and 1992






4.   PLAN TERMINATION

     Although the Bank has not expressed any intent to terminate the Plan Agreement, it has the right to do so at any time. The rights of all employees to benefits accrued under the Plan as of the date of such termination, partial termination or discontinuation of contribution will be nonforfeitable; and after providing for the expenses of the Plan, the remaining assets of the Plan will be allocated by the Human Resources Committee appointed by the Board of Directors.

5.   TAX STATUS

     The Plan has received a favorable letter of determination from the Internal Revenue Service dated January 7, 1993 that covers amendments adopted by the plan as of December 17, 1990. Accordingly, the Plan is entitled to an exemption under the provision section 401(A) and 501(A), and no provision for federal income taxes has been made in the accompanying financial statements. Once qualified the Plan is required to operate in conformity with the Internal Revenue Code of 1986 to maintain its qualification.

                               FIRST FEDERAL BANK
                            EMPLOYEE INVESTMENT PLAN
          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENTS PURPOSES
                               DECEMBER 31, 1994




                                             Number of                                    Fair
Identity of Issue                           Shares Held                    Cost          Value
- -----------------                          --------------                 ------      ----------
Ready Asset Fund               1,469,074 shares; net asset value
                               per share $1.00                        $1,469,074     $1,469,074

Corporate Bond                 82,892.0218 shares; net asset
                               value per share $10.60                    951,246        878,658

Federal Securities Trust       50,235.8722 shares; net asset
                               value per share $9.08                     490,361        456,142

Basic Value                    92,029.8317 shares; net asset
                               value per share $22.15                 2,092,373       2,038,717

Webster Financial Corporation
Common Stock                   79,363.8856 shares; price
                               per share $18.50                        1,246,404      1,467,950

Retirement System Group Inc.   1072.182 shares; price per
                               share $3.50                                 3,753          3,753
                                                                      ----------   -------------

Total Investments                                                     $6,253,211     $6,314,294
                                                                      ==========   ============

Loans to Participants                                                 $  158,371     $  158,371
                                                                      ==========   ============

                               FIRST FEDERAL BANK
                            EMPLOYEE INVESTMENT PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                               DECEMBER 31, 1994

                                                                                                             Current
                                                                                                             Value of
                                                                                     Expenses               Assets on
                                  Number of    Purchase      Sales     Lease       Incurred with   Cost of     Trans.    Net
Identity of Issue                Transactions   Price        Price     Rental       Transactions    Assets     Date     Gain
- -----------------               ------------   ---------   -------  -----------   -------------    ------   --------  -------
Single Transactions:  N/A

Series of Transactions:
  Corporate Bond Fund                 37     $  732,682    $   --        --           --       $  732,682   $    --       --
                                      21           --     177,591        --           --          170,807    177,591   6,784
  Webster Financial Corporation
    Common Stock                      31        338,482       --         --           --          338,482       --        --
                                      14           --      30,903        --           --           23,347     30,903   7,556


  Basic Value                         29      2,100,512       --         --           --        2,100,512       --        --
                                      26          --      291,539        --           --          249,514    291,539  42,025

  Ready Asset                          1        924,607         --       --           --          924,607       --        --
                                      --          --            --       --           --            --          --        --